UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stellar Acquisition III Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

Y8172W107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8172W107
1.	Names of Reporting Persons Astra Maritime Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of the Marshall Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 423,149(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 423,149(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,149(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.6%(1)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. Prokopios (Akis) Tsirigakis is the sole officer and director of Astra Maritime Corp. and Dominium Investments Inc. Consequently, Mr. Tsirigakis may be deemed the beneficial owner of the shares held by Astra Maritime Corp. and Dominium Investments Inc. and has sole voting and dispositive control over such shares.

(2)	Excludes 3,985,244 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 9,010,177 shares of Common Stock that were outstanding as of October 13, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2016.

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CUSIP No. Y8172W107
1.	Names of Reporting Persons Dominium Investments Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of the Marshall Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 500,176(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 500,176(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,176(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 5.6%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. Prokopios (Akis) Tsirigakis is the sole officer and director of Astra Maritime Corp. and Dominium Investments Inc. Consequently, Mr. Tsirigakis may be deemed the beneficial owner of the shares held by Astra Maritime Corp. and Dominium Investments Inc. and has sole voting and dispositive control over such shares.

(2)	Excludes 3,985,244 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 9,010,177 shares of Common Stock that were outstanding as of October 13, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2016.

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CUSIP No. Y8172W107
1.	Names of Reporting Persons Prokopios (Akis) Tsirigakis
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 923,325(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 923,325(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,325(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 10.2%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Prokopios (Akis) Tsirigakis is the sole officer and director of Astra Maritime Corp. and Dominium Investments Inc. Consequently, Mr. Tsirigakis may be deemed the beneficial owner of the shares held by Astra Maritime Corp. and Dominium Investments Inc. and has sole voting and dispositive control over such shares.

(2)	Excludes 3,985,244 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 9,010,177 shares of Common Stock that were outstanding as of October 13, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2016.

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Item 1(a).	Name of Issuer

Stellar Acquisition III Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

90 Kifissias Avenue Maroussi 15125 Athens, Greece

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Astra Maritime Corp.

(ii)	Dominium Investments Inc.

(iii)	Prokopios (Akis) Tsirigakis

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is
90 Kifissias Avenue, Maroussi 15125, Athens, Greece.

Item 2(c).	Citizenship

(i)	Astra Maritime Corp. is a corporation incorporated in the Republic of the Marshall Islands.

(ii)	Dominium Investments Inc. is a corporation incorporated in the Republic of the Marshall Islands.

(ii)	Prokopios (Akis) Tsirigakis is a citizen of Greece.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

Y8172W107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

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☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons own an aggregate of 923,325 shares of the Issuer’s common stock, representing 10.2% of the total common stock issued and outstanding. Prokopios (Akis) Tsirigakis is the sole officer and director of Astra Maritime Corp. and Dominium Investments Inc. Consequently, Mr. Tsirigakis may be deemed the beneficial owner of the shares held by Astra Maritime Corp. and Dominium Investments Inc. and has sole voting and dispositive control over such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 13, 2017

ASTRA MARITIME CORP. a Marshall Islands Corporation

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title:	Director

DOMINIUM INVESTMENTS INC. a Marshall Islands Corporation

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title	Director

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of Stellar Acquisition III Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2017.

ASTRA MARITIME CORP. a Marshall Islands Corporation

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title:	Director

DOMINIUM INVESTMENTS INC. a Marshall Islands Corporation

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title	Director

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis